EXHIBIT 1
Consolidated Financial and Business Results for the First Three Quarters of the Fiscal Year Ending March 31, 2008
(U.S. Accounting Standards)
January 30, 2008

Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo (First Section), Osaka (First Section)
Code Number: 3591		URL: http://www.wacoalholdings.jp/
Representative:	Position: President & Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning
Name: Ikuo Otani Tel: (075) 682-1006
(Amounts less than 1 million yen have been rounded.)
1.	Consolidated Business Results for the Nine-Month Period Ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
(1)	Consolidated Operating Results
(Percentages indicate changes from the same period of the previous fiscal year.)

	Sales		Operating Income		Pre-tax Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Nine-Month Period Ended December 31, 2007	128,209	(0.6)	13,749	(0.7)	14,978	4.9	5,092	(46.2)
Nine-Month Period Ended December 31, 2006	128,989	2.1	13,839	281.7	14,279	161.7	9,472	123.0

(Reference) Fiscal Year Ended March 31, 2007	166,410		12,896		13,920		9,029

	Net Income	Diluted Net Earnings
	Per Share	Per Share
	Yen	Yen
Nine-Month Period Ended December 31, 2007	36.25	—
Nine-Month Period Ended December 31, 2006	65.97	—

(Reference) Fiscal Year Ended March 31, 2007	63.18	—

(2)	Consolidated Financial Condition

			Total Shareholders’	Shareholders’ Equity
	Total Assets	Total Shareholders’ Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
Nine-Month Period Ended December 31, 2007	235,285	185,468	78.8	1,334.54
Nine-Month Period Ended December 31, 2006	241,177	188,545	78.2	1,336.44

(Reference) Fiscal Year ended March 31, 2007	250,266	193,278	77.2	1,374.89

(3)	Consolidated Cash Flow Status

				Balance of Cash and
	Cash Flow from	Cash Flow used in	Cash Flow used in	Cash Equivalents at
	Operating Activities	Investing Activities	Financing Activities	End of Year
	Million Yen	Million Yen	Million Yen	Million Yen
Nine-Month Period Ended December 31, 2007	10,276	(2,356)	(6,050)	21,556
Nine-Month Period Ended December 31, 2006	6,718	(2,379)	(5,320)	18,906

(Reference) Fiscal Year ended March 31, 2007	9,339	(1,185)	(8,404)	19,816

2.	Status of Dividends

	Dividend Per Share
	Interim	Year-end	Annual
	Yen	Yen	Yen
Fiscal Year Ended March 31, 2007	—	22.00	22.00
Fiscal Year Ending March 31, 2008	—		25.00
Fiscal Year Ending March 31, 2008 (Estimates)		25.00
3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)
     We have not amended our forecast of consolidated business results released on November 9, 2007 for the fiscal year ending March 31, 2008, except for the net income per share.
(Percentages indicate changes from the same period of the previous fiscal year.)

									Net Income
	Sales		Operating Income		Pre-tax Net Income		Net Income		Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Annual	167,000	0.4	13,000	0.8	14,000	0.6	4,700	(47.9)	33.82
4.	Others
(1)	Changes in Significant Subsidiaries during Nine-Month Period Ended December 31, 2007 (i.e., changes of specific subsidiaries causing change in consolidation criteria): None

(2)	Adoption of any Simplified Method in Accounting Procedures: None

(3)	Changes in Accounting Procedures from the Last Consolidated Fiscal Year: None
* Explanations for Appropriate Use of Business Forecasts, Other Remarks:
1.	The foregoing business forecasts were prepared based on the information available as of the date of the release of these financial statements, and the actual business results may differ significantly from such forecasts due to various factors arising in the future.

2.	Effective as of January 10, 2008, we have performed a share exchange to make us a wholly owning parent company of Peach John Co., Ltd. (“Peach John”), which became our wholly owned subsidiary as a result of such share exchange.

As a result of said share exchange, the number of issued and outstanding shares of our company (excluding treasury stocks held by us) was increased by 6,701,000, and the net income per share to be stated in our business forecasts for the fiscal year ending March 31, 2008 will be 33.19 yen when calculated using the number of shares after such increase.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS
1.	Qualitative Information regarding Consolidated Operating Results
     During the nine-month period ended December 31, 2007, in our Wacoal brand business department of Wacoal Corporation, LALAN, our new campaign brassiere launched in the current fiscal year, showed favorable sales performance. This was due to widespread acceptance among new consumers in addition to our existing consumers, which was due to the unique design offered in various sizes to meet the needs of women of all bust sizes as well as the promotional materials which were aimed at new senses as opposed to traditional promotions that have been centered on functionality. Further, the sales of Sugoi, our new undergarment product aimed at the warm biz campaign, largely exceeded our expectations, as the market showed wide acceptance of the product’s primary characteristics of being thin, lightweight and warm. On the other hand, the sales of products from our brand category Style Science, which was introduced 2 years ago with new features for the lower body, was far below the amount sold in the previous fiscal year, regardless of the launch of Onaka Walker—Light Type, which was intended to create new demand. Due to the bad sales performance of our Style Science series products, the overall sales of our Wacoal brand business department were below the results of the previous fiscal year.
     In our Wing brand business department, just as with the Wacoal brand, the sales of our Style Up Pants from our Style Science series declined, and even our core campaign brassieres Kyutto Up Bra—Glamour Style showed poor sales. On the other hand, the Kirei brand, a new brand mainly targeting consumers in their 40s and older that was launched in July 2007, showed sales close to expectations. Further, undergarments and men’s innerwear aimed at the warm biz campaign showed favorable sales performance, and the sales of other series of products made up for the sluggish sales of our core brassieres and Style Up Pants. As a result, the overall business results in our Wing brand business department achieved a sales level in line with that of the previous fiscal year.
     With respect to our specialty retail store business, the sales results of Wacoal Corporation’s direct retail stores as well as sales by our subsidiary Une Nana Cool exceeded the annual plan and continue to do well.
     With regard to our overseas businesses, sales in the U.S. market increased slightly as a result of increased business from the completion of our first stage of new store openings as well as a reduction in the delivery of products as a result of a downward shift in inventories. However, profits from the U.S. market were lower than the previous fiscal year due to an increase in costs and expenses caused by in-store price reductions and an increase in the number of sales personnel. Business in China continued to expand and showed a significant increase in sales and profit.
     As a result of these factors, for the nine-month period ended December 31, 2007, on a consolidated basis, sales were 128,209 million yen (a 0.6% decrease compared to the same period in the previous fiscal year), operating income was 13,749 million yen (a 0.7% decrease compared to the same period in the previous fiscal year), pre-tax net income was 14,978 million yen (a 4.9% increase compared to the same period in the previous fiscal year), and net income was 5,092 million yen (a 46.2% decrease compared to the same period in the previous fiscal year). Please note that the reason for the considerable decrease in net income for the current nine-month period was largely the result of a 4,694 million yen write-down of shares of stock in Peach John at the end of the current nin-month period, which was accounted for as an investment loss on equity method.
2.	Qualitative Information regarding Consolidated Financial Condition
Cash Flow Status
     Cash and cash equivalents as of the end of the nine-month period ended December 31, 2007 were 21,556 million yen, an increase of 1,740 million yen from the end of the previous consolidated fiscal year.
(Cash Flow Provided by Operating Activities)
     While the net income from operating activities for the nine-month period ended December 31, 2007 was less than the results of the same period of the previous fiscal year, cash flow provided by operating activities was 10,276 million yen, an increase of 3,558 million yen from the same period of the previous fiscal year, due to the adjustment of investment loss on equity method, a decrease in inventory and other factors.
(Cash Flow Provided by Investing Activities)
     Cash flow used in investing activities for the nine-month period ended December 31, 2007 was 2,356 million yen, an increase of 23 million yen from the same period of the previous fiscal year, due to the acquisition of marketable securities and other activities.
(Cash Flow Used by Financing Activities)
     Cash flow used by financing activities for the nine-month period ended December 31, 2007 was 6,050 million yen, a decrease of 730 million yen from the same period of the previous fiscal year, due to the acquisition of treasury stock, the payment of dividends and other activities.

3.	Qualitative Information regarding Forecast of Consolidated Business Results
     We have not amended our forecast of consolidated business results released on November 9, 2007 for the fiscal year ending March 31, 2008. Please note that the impact of the recent fluctuations of stock prices was not reflected in the foregoing forecasts, although our group companies own shares of domestic listed companies and other marketable securities.
     In our innerwear business in the domestic market, we will continue to seek to increase the sales of our core brassiere, mainly LALAN. In addition, we will expand our Style Science business series with new features for the lower body, to which men’s products have been newly added, by trying again to raise awareness of such products.
     In our business in the U.S., we will try to secure profits by trying to trim inventory and reduce production costs in order to strengthen our business base. Business in China is expected to continue to show steady good results going forward.
     Also, effective as of January 10, 2008, we have effected a share exchange to make Peach John (which was formerly one of our affiliate companies) our wholly owned subsidiary. Please note that it shall be deemed that such share exchange had been performed at the end of the current fiscal year for the purposes of preparing consolidated financial settlements. Peach John has strength in the mail order business and direct sales by its retail stores, and their high sensibility products are very popular with young people and young career-minded people. We expect to achieve further growth of our group companies through an effective investment of management resources and good handling of changes in the domestic market, as well as the development of overseas operations, which can be achieved by an effective combination of Peach John with Wacoal Corporation, which has an advantage in targeting a wide range of consumers through wholesale and department store sales and general merchandise stores.

4.	Summary of Quarterly Consolidated Financial Statements
(1)	Summary of Quarterly Consolidated Balance Sheets

			Amount
			Increased/
Accounts	As of Dec 31, 2007	As of Mar 31, 2007	(Decreased)	As of Dec 31, 2006
(Assets)	Million Yen	Million Yen	Million Yen	Million Yen

I. Current assets

Cash and cash equivalents	15,624	10,613	5,011	12,101
Time deposits and certificates of deposit	5,932	9,203	(3,271)	6,805
Marketable securities	15,488	14,392	1,096	17,106
Receivables
Trade notes	698	550	148	919
Trade accounts	22,628	22,882	(254)	23,380

	23,326	23,432	(106)	24,299
Allowance for returns and doubtful receivables	(3,262)	(2,979)	(283)	(3,036)

	20,064	20,453	(389)	21,263
Inventories	29,127	30,199	(1,072)	28,967
Other current assets	7,582	8,055	(473)	8,201

Total current assets	93,817	92,915	902	94,443

II. Property, plant and equipment

Land	20,721	20,874	(153)	20,840
Buildings and building improvements	57,905	59,168	(1,263)	59,205
Machinery and equipment	13,970	14,179	(209)	14,080
Construction in progress	4	472	(468)	494

	92,600	94,693	(2,093)	94,619
Accumulated depreciation	(41,356)	(41,911)	555	(41,805)

Net property, plant and equipment	51,244	52,782	(1,538)	52,814

III. Other assets

Investments in affiliates	29,709	34,012	(4,303)	32,886
Investments	45,157	54,117	(8,960)	51,919
Prepaid pension expense	5,772	7,089	(1,317)	—
Lease deposits and other	9,586	9,351	235	9,115

Total other assets	90,224	104,569	(14,345)	93,920

Total Assets	235,285	250,266	(14,981)	241,177

(Note)	Increase or decrease shows the difference between the nine-month period ended December 31, 2007 and the previous fiscal year.

			Amount
			Increased/
Accounts	As of Dec 31, 2007	As of Mar 31, 2007	(Decreased)	As of Dec 31, 2006
(Liabilities and Shareholders’ equity)	Million Yen	Million Yen	Million Yen	Million Yen

I. Current Liabilities
Short-term bank loans	5,301	5,822	(521)	8,073

Notes and accounts payable
Trade notes	1,808	1,503	305	2,226
Trade accounts	8,753	10,536	(1,783)	9,569

	10,561	12,039	(1,478)	11,795
Accounts payable	3,935	6,900	(2,965)	4,680
Accrued payroll and bonuses	4,435	6,416	(1,981)	4,398
Income taxes payable	3,622	1,378	2,244	1,204
Other current liabilities	3,608	2,313	1,295	3,825

Total current liabilities	31,462	34,868	(3,406)	33,975

II. Long-term liabilities
Liability for termination and refinement benefits	1,962	2,072	(110)	2,799
Other long-term liabilities	13,921	17,587	(3,666)	13,404

Total long-term liabilities	15,883	19,659	(3,776)	16,203

(Minority Interests)
Minority interests	2,472	2,461	11	2,454

(Shareholders’ Equity)

I. Capital stock	13,260	13,260	—	13,260
II. Additional paid-in capital	25,242	25,242	—	25,242
III. Retained earnings	142,665	140,666	1,999	141,109
IV. Accumulated other comprehensive income (loss)

Foreign currency translation adjustments	344	716	(372)	(36)
Unrealized gain/(loss) on securities	9,283	14,428	(5,145)	13,327
Pension liability adjustments	2,256	4,130	(1,874)	—
V. Less treasury stock at cost	(7,582)	(5,164)	(2,418)	(4,357)

Total shareholders’ equity	185,468	193,278	(7,810)	188,545

Total liabilities, minority interests and shareholders’ equity	235,285	250,266	(14,981)	241,177

(Note)	Increase or decrease shows the difference between the nine-month period ended December 31, 2007 and the previous fiscal year.

(2)	Summary of Quarterly Consolidated Statements of Income

					Amount
	Nine-Month Period Ended		Nine-Month Period Ended		Increased/	Fiscal Year Ended
Accounts	Dec 31, 2007		Dec 31, 2006		(Decreased)	Mar 31, 2007
	Million Yen	%	Million Yen	%	Million Yen	Million Yen	%
I. Net Sales	128,209	100.0	128,989	100.0	(780)	166,410	100.0
II. Operating costs and expenses (income)
Cost of sales	62,883	49.1	64,156	49.8	(1,273)	84,658	50.9
Selling, general and administrative	51,577	40.2	50,994	39.5	583	68,856	41.4

Total operating costs and expenses	114,460	89.3	115,150	89.3	(690)	153,514	92.3

Operating income	13,749	10.7	13,839	10.7	(90)	12,896	7.7
III. Other income (expenses) Interest income	196	0.2	179	0.2	17	236	0.1
Interest expense	(57)	(0.0)	(48)	(0.0)	(9)	(73)	(0.0)
Dividend income	606	0.5	542	0.4	64	603	0.4
Gain on sale or exchange of marketable securities and investments	696	0.5	—	—	696	406	0.3
Impairment charges on investments	(339)	(0.3)	(347)	(0.3)	8	(365)	(0.2)
Other — net	127	0.1	114	0.1	13	217	0.1

Total other income, net	1,229	1.0	440	0.4	789	1,024	0.7

Income before income taxes, equity in net income of affiliated companies and minority interests	14,978	11.7	14,279	11.1	699	13,920	8.4

Total income taxes	6,348	5.0	6,124	4.8	224	6,502	3.9

Income before equity in net income of affiliated companies and minority interests	8,630	6.7	8,155	6.3	475	7,418	4.5
Equity in net income (loss) of affiliated companies	(3,403)	(2.7)	1,463	1.1	(4,866)	1,771	1.0
Minority interests	(135)	(0.1)	(146)	(0.1)	11	(160)	(0.1)

Net income	5,092	4.0	9,472	7.3	(4,380)	9,029	5.4

Earnings per share	36.25		65.97			63.18

(Note)	1.	Increase or decrease shows the difference between the nine-month period ended December 31, 2007 and the nine-month period ended December 31, 2006.

2.
Applying the Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the nine-month period ended December 31, 2007, (2) the nine-month period ended December 31, 2006, and (3) the fiscal year ended March 31, 2007 was a decrease of 2,299 million yen, an increase of 9,188 million yen and an increase of 10,598 million yen, respectively.

(3)	Summary of Quarterly Consolidated Statements of Cash Flow

	Nine-Month Period	Nine-Month Period
	Ended	Ended	Fiscal Year Ended
Accounts	Dec 31, 2007	Dec 31, 2006	Mar 31, 2007
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	5,092	9,472	9,029
2. Adjustments to reconcile net income to net cash provided by operating activities
(1) Depreciation and amortization	2,909	2,676	3,735
(2) Gain/loss on sale or disposal of property, plant and equipment	(281)	(37)	25
(3) Valuation loss on investment in securities	339	347	365
(4) Gain on sale and exchange of marketable securities and investment securities	(696)	—	(406)
(5) Investment profit/loss on equity method, less dividends received	4,199	(873)	(1,164)
(6) Changes in assets and liabilities
Decrease (increase) in notes and accounts receivables	615	(257)	574
(Increase) decrease in inventories	635	(1,770)	(2,897)
Increase (decrease) in notes and accounts payable	(3,560)	(2,272)	219
(Decrease) increase in liability for termination and retirement benefits	(1,953)	(1,873)	(2,472)
(7) Other	2,977	1,305	2,331

Net cash provided by operating activities	10,276	6,718	9,339
II. Investing activities
1. Proceeds from sales and redemption of marketable securities	6,905	23,737	28,509
2. Payments to acquire marketable securities	(9,005)	(7,928)	(9,929)
3. Proceeds from sales of property, plant and equipment	1,030	481	524
4. Acquisition of tangible fixed assets	(1,049)	(1,688)	(2,536)
5. Proceeds from sale of investments	1,386	8	8
6. Payments to acquire investments in affiliated companies	—	(15,326)	(15,326)
7. Payments to acquire investments	(605)	(1,506)	(1,887)
8. Payments to acquire investments in the newly consolidated subsidiaries	—	80	80
9. (Increase) decrease in other assets	(1,018)	(237)	(628)

Net cash (used in) investing activities	(2,356)	(2,379)	(1,185)
III. Financing activities
1. (Decrease) increase in short-term bank loans	(522)	1,680	(575)
2. Proceeds from issuance of long-term debt	9	135	130
3. Repayments of long-term debt	(26)	(17)	(34)
4. Repurchase of treasury stock	(2,418)	(4,240)	(5,047)
5. Dividends paid on common stock	(3,093)	(2,878)	(2,878)

Net cash flow provided by (used in) financing activities	(6,050)	(5,320)	(8,404)

IV. Effect of exchange rate on cash and cash equivalents	(130)	(6)	173

V. Increase/decrease in cash and cash equivalents	1,740	(987)	(77)
VI. Initial balance of cash and cash equivalents	19,816	19,893	19,893

VII. Period (Year)-end balance of cash and cash equivalents	21,556	18,906	19,816

Additional Information

Cash paid for
Interest	57	51	70
Income taxes, etc.	2,427	2,586	4,667
Investment activities without cash disbursement
Share exchange	143	—	—

(4)	Segment Information
a.	Segment Information by Type of Business
Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
     (In Millions of Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	117,317	10,892	128,209	—	128,209
(2) Internal sales or transfer among segments	—	2,733	2,733	(2,733)	—
Total	117,317	13,625	130,942	(2,733)	128,209
Operating expenses	103,385	13,538	116,923	(2,463)	114,460
Operating income	13,932	87	14,019	(270)	13,749
Nine-month period ended December 31, 2006 (from April 1, 2006 to December 31, 2006)
     (In Millions of Yen)

	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	117,674	11,315	128,989	—	128,989
(2) Internal sales or transfer among segments	—	2,873	2,873	(2,873)	—
Total	117,674	14,188	131,862	(2,873)	128,989
Operating expenses	103,290	14,222	117,512	(2,362)	115,150
Operating income (loss)	14,384	(34)	14,350	(511)	13,839

(Note)	1.	Our business is classified into textile goods and related products and others based on the type, quality, and the resemblance of such products to other products in the market.

	2.	Core products of respective business classifications:
		Textile goods and related products	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
		Others	mannequins, shop design and implementation, restaurant, culture, services, etc.

b.	Segment Information by Location
Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
     (In Millions of Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	108,028	5,803	14,378	128,209	—	128,209
(2) Internal sales or transfer among segments	861	5,137	—	5,998	(5,998)	—
Total	108,889	10,940	14,378	134,207	(5,998)	128,209
Operating expenses	98,088	10,069	12,031	120,188	(5,728)	114,460
Operating income	10,801	871	2,347	14,019	(270)	13,749
Nine-month period ended December 31, 2006 (from April 1, 2006 to December 31, 2006)
     (In Millions of Yen)

					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	109,888	5,059	14,042	128,989	—	128,989
(2) Internal sales or transfer among segments	1,085	4,243	—	5,328	(5,328)	—
Total	110,973	9,302	14,042	134,317	(5,328)	128,989
Operating expenses	100,045	8,595	11,327	119,967	(4,817)	115,150
Operating income	10,928	707	2,715	14,350	(511)	13,839

(Note)	Main countries and areas making up classifications other than Japan:
Asia: Various countries of East Asia and Southeast Asia
Europe/U.S.: The U.S. and various European countries

c.	Overseas Sales
Nine-month period ended December 31, 2007 (from April 1, 2007 to December 31, 2007)
     (In Millions of Yen)

		Asia	Europe/U.S.	Total
I.	Overseas sales	5,803	14,378	20,181
II.	Consolidated sales	—	—	128,209
III.	Ratio of overseas sales in consolidated sales	4.5%	11.2%	15.7%
Nine-month period ended December 31, 2006 (from April 1, 2006 to December 31, 2006)
     (In Millions of Yen)

		Asia	Europe/U.S.	Total
I.	Overseas sales	5,059	14,042	19,101
II.	Consolidated sales	—	—	128,989
III.	Ratio of overseas sales in consolidated sales	3.9%	10.9%	14.8%

(Note)	1.	The classifications of countries and areas were determined based on the geographic proximity.

	2.	Main countries and areas making up classifications other than Japan:
		Asia: Various countries of East Asia and Southeast Asia
		Europe/U.S.: The U.S. and various European countries

(5)	Status of Production and Sales
a.	Production Results

Amount
	Nine-Month Period		Nine-Month Period		Increased/
	Ended Dec 31, 2007		Ended Dec 31, 2006		(Decreased)
		Distribution		Distribution		Increase-decrease
Segment name by type of business	Amount	Ratio	Amount	Ratio	Amount	Rate
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	52,001	100.0	55,007	100.0	(3,006)	(5.5)
b.	Sales Results

						Amount
		Nine-Month Period Ended		Nine-Month Period Ended		Increased/
		Dec 31, 2007		Dec 31, 2006		(Decreased)
			Distribution		Distribution		Increase-decrease
Segment name by type of business		Amount	Ratio	Amount	Ratio	Amount	Rate
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products
	Innerwear
	Foundation and lingerie	95,779	74.7	95,645	74.2	134	0.1
	Nightwear	8,646	6.7	8,292	6.4	354	4.3
	Children’s underwear	1,559	1.2	1,693	1.3	(134)	(7.9)

	Subtotal	105,984	82.6	105,630	81.9	354	0.3

	Outerwear/Sportswear, etc.	6,809	5.3	7,264	5.6	(455)	(6.3)
	Hosiery	1,506	1.2	1,627	1.3	(121)	(7.4)
	Other textile goods and related products	3,018	2.4	3,153	2.4	(135)	(4.3)

	Total	117,317	91.5	117,674	91.2	(357)	(0.3)

Others		10,892	8.5	11,315	8.8	(423)	(3.7)

	Total	128,209	100.0	128,989	100.0	(780)	(0.6)

(Reference) Recent Trend of Quarterly Business Results
Fiscal Year ending March 31, 2008 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	Three Months Ended	Six Months Ended	Nine Months Ended	Fiscal Year Ending
	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008
Sales (million yen)	41,201	84,475	128,209
Operating income (million yen)	4,143	8,980	13,749
Pre-tax net income (million yen)	5,187	10,199	14,978
Net income (million yen)	3,469	1,875	5,092
Net income per share (yen)	24.68	13.34	36.25
Diluted net earnings per share (yen)	—	—	—
Total assets (million yen)	247,537	242,517	235,285
Total shareholders’ equity (million yen)	194,126	188,699	185,468
Shareholders’ equity per share (yen)	1,380.95	1,342.38	1,334.54
Cash flow from (used in) operating activities (million yen)	843	5,391	10,276
Cash flow provided by (used in) investing activities (million yen)	863	(1,429)	(2,356)
Cash flow provided by (used in) financing activities (million yen)	(3,538)	(2,935)	(6,050)
Balance of cash and cash equivalents at end of period (million yen)	17,859	20,849	21,556
Fiscal Year ended March 31, 2007 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	Three Months Ended	Six Months Ended	Nine Months Ended	Fiscal Year Ended
	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
Sales (million yen)	39,580	83,928	128,989	166,410
Operating income (million yen)	3,811	9,181	13,839	12,896

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	Three Months Ended	Six Months Ended	Nine Months Ended	Fiscal Year Ended
	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
Pre-tax Net income (million yen)	4,260	9,647	14,279	13,920
Net income (million yen)	2,773	6,226	9,472	9,029
Net income per share (yen)	19.27	43.26	65.97	63.18
Diluted net earnings per share (yen)	—	—	—	—
Total assets (million yen)	243,443	242,520	241,177	250,266
Total shareholders’ equity (million yen)	184,223	187,621	188,545	193,278
Shareholders’ equity per share (yen)	1,280.11	1,303.75	1,336.44	1,374.89
Cash flow from (used in) operating activities (million yen)	(35)	2,342	6,718	9,339
Cash flow provided by (used in) investing activities (million yen)	(9,227)	(4,541)	(2,379)	(1,185)
Cash flow provided by (used in) financing activities (million yen)	6,361	180	(5,320)	(8,404)
Balance of cash and cash equivalents at end of period (million yen)	16,965	17,797	18,906	19,816